February 28, 2019

Louis Salamone
Chief Financial Officer
Babcock & Wilcox Enterprises, Inc.
13024 Ballantyne Corporate Place, Suite 700
Charlotte, North Carolina 28277

       Re: Babcock & Wilcox Enterprises, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-36876

Dear Mr. Salamone:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction